UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Jack W. Schuler
28161 North Keith Drive
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 92407M206	Page 2 of 8 Pages
1.	Names of Reporting Persons. Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	7,961,368
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	7,961,368
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,961,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person: IN

SCHEDULE 13D
CUSIP No: 92407M206	Page 3 of 8 Pages
1.	Names of Reporting Persons. H. George Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	3,236,290
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	3,236,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,236,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person: IN

SCHEDULE 13D

Page 4 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler (“Mr. Schuler”) 28161 North Keith Drive Lake Forest, Illinois 60045

ii.	H. George Schuler (“George Schuler”) 28161 North Keith Drive Lake Forest, Illinois 60045

Mr. Schuler is a citizen of the United States, and is principally engaged in the business of investing in securities.  Mr. Schuler serves as sole trustee to the Jack W. Schuler Living Trust (the “Living Trust”). In such capacity, Mr. Schuler may be deemed to beneficially own the shares held by the Living Trust.

George Schuler is a citizen of the United States, and is principally engaged in the business of real estate.  George Schuler is the manager of the Schuler Grandchildren LLC (the “Grandchildren LLC”).  George Schuler also serves as sole trustee to the Tino Hans Schuler Trust (the “Tino Trust”), Tanya Eve Schuler Trust (the “Tanya Trust”), Therese Heidi Schuler Trust (the “Therese Trust”) and Schuler GC 2010 Continuation Trust (the “Continuation Trust” and, together with the Grandchildren LLC, Tino Trust, Tanya Trust and Therese Trust, the “George Schuler Entities”).  In such capacities, George Schuler may be deemed to beneficially own the shares held by the George Schuler Entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
Page 5 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of $6,854,812.39 was paid to acquire the Shares and Warrants (defined and described in Item 4 herein) acquired by the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust and Continuation Trust in connection with the Purchase Agreement (defined and described in Item 4 herein), including $1,951,833.54 for the Shares and Warrants acquired by the Living Trust and $4,902,978.85 for the Shares and Warrants acquired by the George Schuler Entities.  These funds were personal funds of Mr. Schuler that had been entrusted to the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust and Continuation Trust.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Each of the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust and Continuation Trust, along with other individuals and entities, (collectively, the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer on December 19, 2014.  Pursuant to the terms of the Purchase Agreement, on December 23, 2014, the date of the closing,  the Issuer sold an aggregate of 6,944,445 Shares to the Investors for the price of $1.44 per share, including 1,288,339 Shares to the Living Trust, 952,838 Shares to each of the Tino Trust, Tanya Trust and Therese Trust, and 188,888 Shares to each of the Continuation Trust and Grandchildren LLC.

In addition, pursuant to the terms of the Purchase Agreement, upon closing on December 23, 2014, the Issuer sold warrants (“Warrants”) to purchase an aggregate of 4,166,659 Shares to the Investors for the price of $0.125 per Warrant, including Warrants to purchase 773,003 Shares to the Living Trust, Warrants to purchase 571,702 Shares to each of the Tino Trust, Tanya Trust and Therese Trust, and Warrants to purchase 113,332 Shares to each of the Continuation Trust and Grandchildren LLC.  Each Warrant may be exercised at an exercise price of $2.00 per Warrant share.  Each Warrant becomes exercisable on or after June 23, 2015, and thus the Shares underlying such Warrants are not currently deemed beneficially owned by the Reporting Persons. In addition, no Warrant held by the Living Trust (or any other Investor, as applicable) may be exercised to the extent that, after giving effect to such exercise, the Warrant holder (together with any affiliates of the holder and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 19.99% of the outstanding Shares.  The Warrants expire on December 23, 2017, three years following the date of issuance.

The description and summary of the Purchase Agreement and the Warrants set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Form of Warrant, which are included as Exhibit 5 and Exhibit 6, respectively, to this Amendment No. 1 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of December 23, 2014, Mr. Schuler may be deemed to beneficially own, in the aggregate, 7,961,368 Shares, representing approximately 18.5% of the Shares outstanding.  This amount consists of (A) 6,673,029 Shares held directly by Mr. Schuler and (B) 1,288,339 Shares held by the Living Trust.  As sole trustee of the Living Trust, Mr. Schuler and the Living Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Living Trust.

SCHEDULE 13D
Page 6 of 8 Pages

As of December 23, 2014, George Schuler may be deemed to beneficially own, in the aggregate, 3,236,290 Shares, representing approximately 7.5% of the Shares outstanding.  This amount consists of (A) 952,838 Shares held by the Tino Trust; (B) 952,838 Shares held by the Tanya Trust; (C) 952,838 Shares held by the Therese Trust; (D) 188,888 Shares held by the Continuation Trust; and (E) 188,888 Shares held by the Grandchildren LLC.  As the manager of the Grandchildren LLC and sole trustee of each of the Tino Trust, Tanya Trust, Therese Trust and Continuation Trust, George Schuler shares with each such George Schuler Entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by each respective George Schuler Entity.

The percentages reported herein are based on a total of 43,110,014 Shares outstanding, which is the sum of the 36,165,569 Shares reported in the Purchase Agreement as outstanding as of December 18 2014, and the 6,944,445 Shares issued in connection with the closing of the private placement of Shares pursuant to the Purchase Agreement, as reported by the Issuer in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on December 24, 2014.

(c)  No transactions in the Shares have been effected by the Reporting Persons within the past 60 days, except as set forth in this Schedule 13D.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4:  Joint Filing Agreement

Exhibit 5: Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on December 24, 2014)

Exhibit 6:  Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 24, 2014)

SCHEDULE 13D
Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

H. George Schuler
/s/ H. George Schuler

December 29, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 8 of 8 Pages
EXHIBIT 4

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Vermillion, Inc. dated as of December 29, 2014 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Jack W. Schuler
/s/ Jack W. Schuler

H. George Schuler
/s/ H. George Schuler

December 29, 2014